Exhibit 99.1

Alibaba Group Announces March Quarter 2017 and

Full Fiscal Year 2017 Results

Board authorizes US$6 billion stock repurchase plan

Hangzhou, China, May 18, 2017 – Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended March 31, 2017 and the fiscal year then ended.

“Alibaba Group had another outstanding quarter and fiscal year, demonstrating our ability to successfully engage and monetize the half a billion consumers across our platforms,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “Our core commerce segment continued its significant growth and strong cash flow at large scale, enabling our aggressive investment in cloud computing, digital media and entertainment to drive the digital transformation of the economy and high-quality consumption across China.”

“We reported another excellent quarter, with revenue growth accelerating to 60%, the highest growth rate we’ve achieved since our IPO.  We also reported very strong fiscal year revenue growth of 56% with annual non-GAAP free cash flow of approximately US$10 billion1,” said Maggie Wu, Chief Financial Officer of Alibaba Group.  “Our robust results demonstrate the strength of our core businesses, as well as the positive momentum of our emerging businesses, including cloud computing, where we continue to see strong growth and market leadership.”

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2017:

•                  Revenue was RMB38,579 million (US$5,605 million), an increase of 60% year-over-year.

•                  Revenue from core commerce increased 47% year-over-year to RMB31,570 million (US$4,587 million).

•                  Revenue from cloud computing increased 103% year-over-year to RMB2,163 million (US$314 million).

•                  Revenue from digital media and entertainment increased 234% year-over-year to RMB3,927 million (US$571 million).

1                   For the fiscal year ended March 31, 2017, net cash provided by operating activities was RMB80,326 million (US$11,670 million) and non-GAAP free cash flow was RMB68,790 million (US$9,994 million).

•                  Revenue from innovation initiatives and others increased 88% year-over-year to RMB919 million (US$133 million).

•                  Annual active buyers on our China retail marketplaces reached 454 million, an increase of 11 million from the 12-month period ended in December 2016.

•                  Mobile MAUs on our China retail marketplaces reached 507 million in March, an increase of 14 million over December 2016.

•                  The number of paying customers of our cloud computing business grew to 874,000 from 765,000 in the previous quarter.  Operating loss from cloud computing was RMB505 million (US$73 million) and adjusted EBITA loss was RMB169 million (US$24 million).

•                  Net income was RMB9,852 million (US$1,431 million), income from operations was RMB9,532 million (US$1,385 million) and adjusted EBITDA was RMB16,597 million (US$2,411 million). Operating margin was 25%, adjusted EBITDA margin was 43% and adjusted EBITA margin for core commerce was 59%.

•                  Diluted EPS was RMB4.12 (US$0.60) and non-GAAP diluted EPS was RMB4.35 (US$0.63).

•                  Net cash provided by operating activities was RMB10,746 million (US$1,561 million) and non-GAAP free cash flow was RMB7,980 million (US$1,159 million).

In the fiscal year ended March 31, 2017:

•                  Revenue was RMB158,273 million (US$22,994 million), an increase of 56% year-over-year.

•                  Revenue from core commerce increased 45% year-over-year to RMB133,880 million (US$19,450 million).

•                  Revenue from cloud computing increased 121% year-over-year to RMB6,663 million (US$968 million).

•                  Revenue from digital media and entertainment increased 271% year-over-year to RMB14,733 million (US$2,141 million).

•                  Revenue from innovation initiatives and others increased 65% year-over-year to RMB2,997 million (US$435 million).

•                  Annual active buyers on our China retail marketplaces reached 454 million, an increase of 31 million from the 12-month period ended on March 31, 2016.  Combined annual active buyers on our AliExpress and Lazada marketplaces was 83 million.

•                  Mobile MAUs on our China retail marketplaces reached 507 million in March, an increase of 97 million over March 2016.

•                  GMV transacted on our China retail marketplaces in fiscal year 2017 was RMB3,767 billion (US$547 billion), an increase of 22% compared to RMB3,092 billion in fiscal year 2016.

•                  We have capitalized on the trend of user growth and proliferation of usage in the transition from desktop computers to mobile. Mobile GMV transacted on our China retail marketplaces was RMB2,981 billion (US$433 billion), or 79% of total GMV, an increase of 49% year-over-year. Mobile revenue from the China commerce retail business was RMB90,731 million (US$13,182 million), or 80% of our China commerce retail revenue, an increase of 80% year-over-year. During fiscal year 2017, monetization of our mobile commerce platforms outpaced the monetization of the desktop computer platforms.

•                  The number of paying customers of our cloud computing business grew to 874,000 from 513,000 as of March 31, 2016.  For the full fiscal year 2017, operating loss from cloud computing was RMB1,681 million (US$244 million) and adjusted EBITA loss was RMB476 million (US$69 million).

•                  Net income was RMB41,226 million (US$5,989 million), income from operations was RMB48,055 million (US$6,981 million) and adjusted EBITDA was RMB74,456 million (US$10,817 million). Operating margin was 30%, adjusted EBITDA margin was 47% and adjusted EBITA margin for core commerce was 62%.

•                  Diluted EPS was RMB16.97 (US$2.47) and non-GAAP diluted EPS was RMB23.44 (US$3.41).

•                  Net cash provided by operating activities was RMB80,326 million (US$11,670 million) and non-GAAP free cash flow was RMB68,790 million (US$9,994 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao – personalized data powering higher consumer engagement. The Taobao App’s highly relevant and engaging content continues to drive robust growth in active users and engagement.  In the three months since December 2016, we added 14 million mobile MAUs on our China retail marketplaces, increasing mobile MAUs to 507 million in March 2017.  This strong mobile user growth reflects our efforts to establish the Taobao App as a destination platform not only for shopping, but also for sharing product knowledge and lifestyle content, which drive effective user engagement and retention. During the quarter, we launched new features and content, continuing to offer enhanced and unique user experience on the Taobao App. For example, the “digital mirror” feature on the Taobao App allows consumers to virtually apply different shades of makeup.  In addition, following the successful launch of its webisodes series in 2016, during this quarter Taobao aired “Night Warriors,” a new series of webisodes that promotes household products.  This video campaign is part of Taobao’s larger efforts to position itself as a lifestyle destination for consumers, especially younger shoppers.

Tmall – brands’ partner of choice.  We have established Tmall as a leading brand-building platform that is capturing increasing marketing spend from owners of both domestic and international branded products doing business in China.  As of March 2017, 75% of the consumer brands that ranked in Forbes Top 100 World’s Most Valuable Brands have established digital operations on Tmall.  Tmall also enables brands to gain invaluable consumer insights for the China market for new product launches, brand-building, customer acquisition and customer lifecycle management.  For example, during the quarter, Alfa Romeo, the luxury auto brand, forged an exclusive strategic partnership with Tmall to market and sell its cars online in China. The consumer data generated through our platforms enabled the automaker to gain greater insights about its potential customers in China faster and more effectively. In addition, Mattel, the leading global childhood play and development company, began working with our AI Lab to develop new and innovative products, designed to aid child development through the use of cutting-edge technology and interactive learning.

Commerce technologies and services – offering value enhancing technologies and services for merchants.  Since November 2015, we have used artificial intelligence to handle the massive volume of inquiries from consumers through chatbots.  As of March 2017, this AI technology is able to handle on a real-time basis millions of customer inquiries daily.

During this quarter, we made our AI technology available to merchants doing business on our China retail marketplaces through a service named “Store Concierge.” This proprietary technology uses natural-language processing to help merchants to efficiently handle consumer inquiries such as returns and refunds, especially during peak promotional seasons.  It also supports other services, such as providing personalized recommendations and promotion and discount information.

International – laying the foundation for long-term growth. Our international consumer and cross-border businesses saw robust growth during the quarter.  Our international consumer platform AliExpress and Lazada achieved 83 million annual active buyers combined for the twelve months ended March 2017. AliExpress currently operates sixteen local language sites, including sites in Russian, Spanish and French.

During the quarter, we joined forces with government entities to launch an e-hub for trade clearance and logistics in Malaysia under our Electronic World Trade Platform (eWTP) initiative to facilitate cross-border trade between China and Southeast Asia and among Southeast Asian countries.  This digital free trade zone will offer simple and straightforward regulations, lower barriers for entry into new markets and provide small businesses with easier access to financing.

Cloud Computing

Alibaba Cloud was China’s largest provider of public cloud services in 2016, as measured by revenue, according to IDC. In the March 2017 quarter, Alibaba Cloud launched 152 new products and features including cutting edge big data solutions. As of March 2017, paying customers for cloud computing grew to 874,000, an increase of approximately 109,000 from the previous quarter, driving revenue growth to 103% year-over-year. Our cloud computing customer base spans a variety of industries and businesses from start-ups to large corporations, covering industry segments across consumer brands, energy, financial institutions, healthcare, manufacturing, media and retail. Alibaba Cloud’s top priority remains expanding its market leadership.

Digital Media and Entertainment

We see tremendous opportunities to drive synergies between our digital media and entertainment and core commerce offerings.  We have leveraged the consumer reach of our commerce and affiliate payment businesses to drive subscriber growth for Youku Tudou’s premium online video content.  In addition, data generated from our entertainment offerings have enabled us to drive better personalized recommendations on our core commerce platforms.

UCWeb continues to experience rapid growth in its international user base.  During the quarter, UCWeb’s news and content aggregator service, UC News Feeds, crossed 100 million MAUs in India and Indonesia combined.

Innovation Initiatives and Others

AutoNavi has been strengthening its leading position as a digital map, navigation and location-based services infrastructure provider in China by utilizing big data and machine learning technology. Currently, AutoNavi not only supports our core commerce and other affiliated businesses (Taobao, Tmall, Koubei and Cainiao Network), but also serves enterprises in other industries in our ecosystem, such as ride sharing, mobile phone, food delivery, social media, and travel services. The use case expansion and improving user experience have supported rapid user growth for the AutoNavi App. According to Quest Mobile, the AutoNavi App is one of the top two map apps in China during the quarter, as measured by MAUs.

Updates on Equity Investees and Others

Cainiao Network – data enabled logistics. During the March quarter, which is an off-peak season for e-commerce, Cainiao Network’s platform helped enable the delivery of an average of 42 million packages per day. Cainiao Network’s data platform enables logistics service providers to improve the quality and efficiency of their services. We have seen rapid adoption of Cainiao Network’s data platform and technology by the express courier partners in our logistics ecosystem.  In March 2017, 81% of the shipping labels used by these express courier firms for orders generated on our China retail marketplaces used Cainiao Network’s standardized structured data format to ensure faster and more accurate delivery to consumers, up from 60% in the same period last year.

Koubei – Local Services. Koubei, our local services joint venture with Ant Financial, generated RMB75 billion (US$11 billion) in payment volume transacted through Alipay during the March quarter, compared to RMB21 billion in the same period last year.

Suning Cooperation.  With Suning, we have executed a plan to drive synergies in e-commerce, logistics and incremental business since entering into a strategic collaboration in August 2015. The Suning Tmall flagship store had a strong performance this quarter, with GMV more than tripling year-over-year, as well as continued acceleration of growth of the consumer electronics category on Tmall as a whole over the past several quarters.

Corporate Responsibility Initiatives

Joint efforts to protect water resources.  On April 8, 2017, Alibaba Foundation formed an alliance with several non-governmental environment protection organizations focused on protecting water resources in China. Alibaba Foundation and Green Hunan, an environmental organization based in Hunan Province, also announced the formation of the Yangtze River Protection Center.

We are committed to establishing a unique charitable ecosystem that focuses on innovation and scalability.  In 2016, the Research Center for Corporate Social Responsibility of the Chinese Academy of Social Sciences named us as one of the top 10 charitable enterprises in China and the top charitable private enterprise in China.

Cash Flow from Operating Activities and Free Cash Flow

In the March quarter, net cash provided by operating activities was RMB10,746 million (US$1,561 million).  We generated RMB7,980 million (US$1,159 million) in non-GAAP free cash flow.  For the full fiscal year 2017, net cash provided by operating activities was RMB80,326 million (US$11,670 million) and non-GAAP free cash flow was RMB68,790 million (US$9,994 million).  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Share Repurchase Program

Our Board of Directors has authorized a new share repurchase program in an aggregate amount of up to US$6.0 billion over a period of two years, primarily to offset dilution from our share-based compensation programs.  This new share repurchase program replaces our current share repurchase program.

KEY OPERATIONAL METRICS*

	March 31, 2016	December 31, 2016	March 31, 2017	% Change
				YoY	QoQ

China Commerce Retail:
Annual active buyers(1) (in millions)	423	443	454	7%	2%
Mobile monthly active users (MAUs)(2) (in millions)	410	493	507	24%	3%
Cloud Computing:
Paying customers(3) (in thousands)	513	765	874	70%	14%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2016.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

(3)         As of the respective dates.

SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2016	2017
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	24,184	38,579	5,605	60%

Income from operations	5,112	9,532	1,385	86%
Operating margin	21%	25%
Adjusted EBITDA(2)	11,498	16,597	2,411	44%
Adjusted EBITDA margin(2)	48%	43%
Adjusted EBITA(2)	10,408	15,151	2,201	46%
Adjusted EBITA margin(2)	43%	39%

Net income	5,314	9,852	1,431	85%
Non-GAAP net income(2)	7,556	10,440	1,517	38%

Diluted earnings per share/ADS (EPS)	2.11	4.12	0.60	95%
Non-GAAP diluted EPS(2)	2.99	4.35	0.63	45%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8832 to US$1.00, the exchange rate on March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	31,570	2,163	3,927	919	—	38,579	5,605

Income (loss) from operations	16,500	(505)	(2,586)	(1,888)	(1,989)	9,532	1,385
Add: Share-based compensation expense	1,477	335	418	1,043	1,033	4,306	625
Add: Amortization of intangible assets	602	1	457	163	90	1,313	191

Adjusted EBITA	18,579	(169)	(1,711)	(682)	(866)	15,151	2,201
Adjusted EBITA margin	59%	(8)%	(44)%	(74)%		39%

	Three months ended March 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	21,455	1,066	1,174	489	—	24,184

Income (loss) from operations	10,733	(607)	(838)	(1,971)	(2,205)	5,112
Add: Share-based compensation expense	1,770	440	327	781	1,235	4,553
Add: Amortization of intangible assets	190	1	310	165	77	743

Adjusted EBITA	12,693	(166)	(201)	(1,025)	(893)	10,408
Adjusted EBITA margin	59%	(16)%	(17)%	(210)%		43%

(1)          Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

MARCH QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended March 31, 2017 was RMB38,579 million (US$5,605 million), an increase of 60% compared to RMB24,184 million in the same quarter of 2016.  The increase was mainly driven by the robust revenue growth of our China commerce retail business and Alibaba Cloud, as well as the consolidation of Youku Tudou and Lazada.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail	18,340	76%	25,815	3,750	67%	41%
China commerce wholesale	1,083	4%	1,469	213	4%	36%
International commerce retail	590	2%	2,429	353	6%	312%
International commerce wholesale	1,395	6%	1,509	219	4%	8%
Others	47	1%	348	52	1%	640%
Total core commerce	21,455	89%	31,570	4,587	82%	47%

Cloud computing	1,066	4%	2,163	314	6%	103%
Digital media and entertainment	1,174	5%	3,927	571	10%	234%
Innovation initiatives and others	489	2%	919	133	2%	88%
Total	24,184	100%	38,579	5,605	100%	60%

Core commerce segment

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended March 31, 2017 was RMB25,815 million (US3,750 million), or 67% of total revenue, an increase of 41% compared to RMB18,340 million in the same quarter of 2016. The increased revenue was due to robust growth of online marketing service revenue, as well as growth in commission revenue. Online marketing service revenue grew by 46% year-over-year, which was driven primarily by increases in the volume of clicks, reflecting mobile user growth and our ability to deliver more relevant content to consumers through our improved data technology. This growth resulted in higher average spending on our online marketing services by an increasing number of brands and merchants. Commission revenue, representing 32% of China commerce retail revenue in the quarter ended March 31, 2017, grew by 34% year-over-year, reflecting robust GMV growth.

Mobile revenue from the China commerce retail business in the quarter ended March 31, 2017 was RMB22,056 million (US$3,204 million), or 85% of our China commerce retail revenue, an increase of 69% compared to RMB13,084 million in the same quarter of 2016.

As a result of the foregoing, our annual China commerce retail revenue per annual active buyer increased from RMB189 for the quarter ended March 31, 2016 to RMB251 (US$36) for the quarter ended March 31, 2017, and mobile revenue per mobile MAU grew from RMB123 for the quarter ended March 31, 2016 to RMB179 (US$26) for the quarter ended March 31, 2017.

(1)         China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

(2)         Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs for the last month of the same period.

Annual active buyers — Our China retail marketplaces had 454 million annual active buyers in the 12 months ended March 31, 2017, compared to 443 million in the 12 months ended December 31, 2016, representing a net addition of 11 million annual active buyers from the prior quarter, and a 7% increase from 423 million in the 12 months ended March 31, 2016. Average annual spend per active buyer for the 12 months ended March 31, 2017 also continued to increase from prior quarters.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 507 million in the month ended March 31, 2017, compared to 493 million in the month ended December 31, 2016, representing a net addition of 14 million MAUs in the quarter and a 24% increase from 410 million in the month ended March 31, 2016.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2017 was RMB1,469 million (US$213 million), an increase of 36% compared to RMB1,083 million in the same quarter of 2016. The increase was primarily due to an increase in the average revenue from paying members and also to an increase in the number of paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended March 31, 2017 was RMB2,429 million (US$353 million), an increase of 312% compared to RMB590 million in the same quarter of 2016. The increase was primarily due to the consolidation of Lazada starting from mid-April 2016 and also due to the growth in revenue generated from AliExpress.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended March 31, 2017 was RMB1,509 million (US$219 million), an increase of 8% compared to RMB1,395 million in the same quarter of 2016. The increase was due to growth in revenue generated by import/export related value-added services.

Cloud computing

Revenue from our cloud computing business in the quarter ended March 31, 2017 was RMB2,163 million (US$314 million), an increase of 103% compared to RMB1,066 million in the same quarter of 2016, primarily driven by an increase in the number of paying customers to 874,000, representing a year-over-year increase of 70%, and also by an increase in their usage of our cloud computing services including more complex offerings, such as our content delivery network and database services.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended March 31, 2017 was RMB3,927 million (US$571 million), an increase of 234% compared to RMB1,174 million in the same quarter of 2016. The increase was primarily due to the consolidation of Youku Tudou starting from the quarter ended June 30, 2016, and also to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and news feeds, as well as apps and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended March 31, 2017 was RMB919 million (US$133 million), an increase of 88% compared to RMB489 million in the same quarter of 2016, primarily due to an increase in revenue from YunOS and AutoNavi.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of Revenue
	2016		2017			YoY
	RMB	% of Revenue	RMB	US$	% of Revenue	change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	9,562	39%	15,490	2,250	40%	1%
Product development expenses	3,573	15%	4,518	657	12%	(3)%
Sales and marketing expenses	2,861	12%	4,332	629	11%	(1)%
General and administrative expenses	2,333	10%	3,394	493	9%	(1)%
Amortization of intangible assets	743	3%	1,313	191	3%	0%
Total costs and expenses	19,072	79%	29,047	4,220	75%	(4)%

Share-based compensation expense by function:
Cost of revenue	1,047	4%	1,226	178	3%	(1)%
Product development expenses	1,585	7%	1,394	202	4%	(3)%
Sales and marketing expenses	571	2%	461	67	1%	(1)%
General and administrative expenses	1,350	6%	1,225	178	3%	(3)%
Total share-based compensation expense	4,553	19%	4,306	625	11%	(8)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	8,515	35%	14,264	2,072	37%	2%
Product development expenses	1,988	8%	3,124	455	8%	0%
Sales and marketing expenses	2,290	10%	3,871	562	10%	0%
General and administrative expenses	983	4%	2,169	315	6%	2%
Amortization of intangible assets	743	3%	1,313	191	3%	0%
Total costs and expenses excluding share-based compensation expenses	14,519	60%	24,741	3,595	64%	4%

Cost of revenue — Cost of revenue in the quarter ended March 31, 2017 was RMB15,490 million (US$2,250 million), or 40% of revenue, compared to RMB9,562 million, or 39% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 35% in the quarter ended March 31, 2016 to 37% in the quarter ended March 31, 2017. The increase was primarily due to an increase in content acquisition costs of Youku Tudou, costs of inventory of Lazada and logistics costs paid to Cainiao Network relating to fulfillment services provided to Tmall Supermarket.

Product development expenses — Product development expenses in the quarter ended March 31, 2017 were RMB4,518 million (US$657 million), or 12% of revenue, compared to RMB3,573 million, or 15% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue in the quarter ended March 31, 2017 would have remained stable at 8% as compared to the same quarter in 2016.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended March 31, 2017 were RMB4,332 million (US$629 million), or 11% of revenue, compared to RMB2,861 million, or 12% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue in the quarter ended March 31, 2017 would have remained stable at 10% as compared to the same quarter in 2016.

General and administrative expenses — General and administrative expenses in the quarter ended March 31, 2017 were RMB3,394 million (US$493 million), or 9% of revenue, compared to RMB2,333 million, or 10% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 4% in the quarter ended March 31, 2016 to 6% in the quarter ended March 31, 2017, reflecting a non-recurring adjustment during the quarter ended March 31, 2016.

Share-based compensation expense —Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2017 was RMB4,306 million (US$625 million), a decrease of 5% compared to RMB4,553 million in the same quarter of 2016. Share-based compensation expense as a percentage of revenue decreased to 11% in the quarter ended March 31, 2017 from 19% in the same quarter of 2016. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	March 31, 2016		December 31, 2016		March 31, 2017			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	2,966	12%	3,263	6%	3,180	462	8%	7%	(3)%
- Ant Financial employees and other consultants(1)	198	1%	(134)	0%	579	84	2%	192%	N/A
Ant Financial share-based awards granted to our employees(1)	1,338	6%	433	1%	339	49	1%	(75)%	(22)%
Others	51	0%	182	0%	208	30	0%	308%	14%
Total share-based compensation expense	4,553	19%	3,744	7%	4,306	625	11%	(5)%	15%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees in this quarter remained relatively stable as compared to the previous quarter.

The increase from the quarter ended December 31, 2016 in share-based compensation expense related to Alibaba Group share-based awards granted to Ant Financial employees and other consultants reflected the mark-up of the fair value of Alibaba Group share-based awards, which are subject to mark-to-market accounting treatment.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares and Ant Financial shares, as well as the quantity of awards we grant to our employees and consultants in the future. Due to the accounting treatment of Ant Financial share-based awards granted to our employees, if the fair value of Ant Financial equity continues to increase in the future, our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended March 31, 2017 was RMB1,313 million (US$191 million), an increase of 77% from RMB743 million in the same quarter of 2016. The increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments, including Lazada and Youku Tudou.

Income from operations and operating margin

Income from operations in the quarter ended March 31, 2017 was RMB9,532 million (US$1,385 million), or 25% of revenue, an increase of 86% compared to RMB5,112 million, or 21% of revenue, in the same quarter of 2016.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 44% to RMB16,597 million (US$2,411 million) in the quarter ended March 31, 2017, compared to RMB11,498 million in the same quarter of 2016. Adjusted EBITDA margin decreased to 43% in the quarter ended March 31, 2017 from 48% in the same quarter of 2016, mainly due to the consolidation of Youku Tudou and Lazada, partially offset by increased operating leverage.  A reconciliation of net income to adjusted EBITDA is included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures and lower margins, we expect that our margin will continue to be negatively impacted by these new businesses.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended March 31,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	12,693	59%	18,579	2,699	59%
Cloud computing	(166)	(16)%	(169)	(24)	(8)%
Digital media and entertainment	(201)	(17)%	(1,711)	(249)	(44)%
Innovation initiatives and others	(1,025)	(210)%	(682)	(99)	(74)%

Core commerce segment — Adjusted EBITA increased by 46% to RMB18,579 million (US$2,699 million) in the quarter ended March 31, 2017, compared to RMB12,693 million in the same quarter of 2016. Adjusted EBITA margin remained the same at 59% in the quarter ended March 31, 2017, as compared to the same quarter of 2016, reflecting operating leverage achieved, offset by the consolidation of Lazada and investment in Tmall Supermarket.

Cloud computing segment — Adjusted EBITA in the quarter ended March 31, 2017 was a loss of RMB169 million (US$24 million), compared to a loss of RMB166 million in the same quarter of 2016. Adjusted EBITA margin improved to negative 8% in the quarter ended March 31, 2017 from negative 16% in the quarter ended March 31, 2016, primarily due to robust growth in revenue and economies of scale.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended March 31, 2017 was a loss of RMB1,711 million (US$249 million), compared to a loss of RMB201 million in the same quarter of 2016. Adjusted EBITA margin decreased to negative 44% in the quarter ended March 31, 2017 from negative 17% in the quarter ended March 31, 2016, primarily due to the consolidation of Youku Tudou.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended March 31, 2017 was a loss of RMB682 million (US$99 million), compared to a loss of RMB1,025 million in the same quarter of 2016. Adjusted EBITA margin improved to negative 74% in the quarter ended March 31, 2017, compared to negative 210% in the quarter ended March 31, 2016, primarily due to increase in revenue from new business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2017 was RMB6,553 million (US$952 million), a significant increase from RMB3,778 million in the same quarter of 2016, primarily due to an increase in disposal gains arising from sale of certain investments.

Other income or loss, net

Other income, net in the quarter ended March 31, 2017 was RMB440 million (US$64 million), compared to other loss, net of RMB529 million in the same quarter of 2016. The increase was primarily due to an increase in royalty fees and software technology service fees received from Ant Financial under our profit sharing arrangement, which amounted to RMB789 million (US$115 million) in the quarter ended March 31, 2017.  In the same quarter of 2016, Ant Financial sustained a net loss as a result of its marketing and promotion activities to drive user growth and engagement, which lead to our reversal of RMB207 million in income recognized in respect of royalty fees and software technology service fees under our profit sharing arrangement.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2017 were RMB4,553 million (US$662 million), an increase of 149% compared to RMB1,825 million in the same quarter of 2016. Our effective tax rate was 29% in the quarter ended March 31, 2017, compared to 23% in the same quarter of 2016. Excluding share-based compensation expense, impairment of investments and other unrealized investment gain/loss, our effective tax rate would have been 23% in the quarter ended March 31, 2017, compared to 14% in the same quarter of 2016. In connection with our investment in Suning, from the quarter ended March 31, 2016 to the quarter ended December 31, 2016, we reserved a portion of our earnings for permanent reinvestment in China, and therefore we were not required to accrue withholding tax for that portion of earnings during that period. This quarter, we accrued the 5% withholding tax on all the earnings distributable by our PRC operations, which lead to an increase in our effective tax rate.  In this quarter, we also incurred taxes arising from our disposal gain of certain investments.

Share of results of equity investees

Share of results of equity investees in the quarter ended March 31, 2017 was a loss of RMB1,444 million (US$210 million), compared to a loss of RMB712 million in the same quarter of 2016. We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended March 31, 2017 and the comparative periods consisted of the following:

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity investees:
- Koubei	(762)	(237)	(505)	(73)
- Youku Tudou(2)	(152)	—	—	—
- Cainiao Network	(94)	(234)	(375)	(55)
- Other equity investees	(102)	(373)	(41)	(6)
Impairment loss	—	(245)	—	—
Dilution gains (losses)	745	(82)	(61)	(9)
Others(1)	(347)	(377)	(462)	(67)
Total	(712)	(1,548)	(1,444)	(210)

(1)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expenses.

(2)         We began consolidating the results of Youku Tudou in the quarter ended June 30, 2016, and consequently, ceased to account for our investments in Youku Tudou as an equity method investee.

The share of results of equity investees in the quarter ended March 31, 2017 was a loss of RMB1,444 million (US$210 million), compared to a loss of RMB1,548 million in the quarter ended December 31, 2016, primarily due to a decrease in our share of losses from other equity investees and an impairment loss on an equity investee in the December quarter, partially offset by an increase in our share of Koubei’s loss.  Our share of Koubei’s loss for the quarter ended December 31, 2016, which we picked up in arrears in our income statements in the quarter ended March 31, 2017, reflects Koubei’s higher promotional spending in the December quarter.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2017 was RMB9,852 million (US$1,431 million), an increase of 85% compared to RMB5,314 million in the same quarter of 2016. Excluding the disposal revaluation gains, share-based compensation and certain other items, non-GAAP net income in the quarter ended March 31, 2017 was RMB10,440 million (US$1,517 million), an increase of 38% compared to RMB7,556 million in the same quarter of 2016. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2017 was RMB10,647 million (US$1,547 million), an increase of 98% compared to RMB5,365 million in the same quarter of 2016.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended March 31, 2017 was RMB4.12 (US$0.60) on a weighted average of 2,581 million diluted shares outstanding during the quarter, an increase of 95% compared to RMB2.11 on a weighted average of 2,546 million diluted shares outstanding during the same quarter of 2016. Excluding the disposal gains, share-based compensation and certain other items, non-GAAP diluted EPS in the quarter ended March 31, 2017 was RMB4.35 (US$0.63), an increase of 45% compared to RMB2.99 in the same quarter of 2016. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of March 31, 2017, cash, cash equivalents and short-term investments were RMB146,747 million (US$21,319 million), compared to RMB138,488 million as of December 31, 2016. The increase in cash, cash equivalents and short-term investments during the quarter ended March 31, 2017 was primarily due to free cash flow generated from operations of RMB7,980 million (US$1,159 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended March 31, 2017 was RMB10,746 million (US$1,561 million), an increase of 111% compared to RMB5,082 million in the same quarter of 2016. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2017 was RMB7,980 million (US$1,159 million), compared to RMB4,388 million in the same quarter of 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2017, net cash used in investing activities of RMB3,035 million (US$441 million) primarily reflected cash outflow of RMB5,457 million (US$793 million) for investment and acquisition activities, as well as capital expenditures and intangible assets of RMB3,407 million (US$495 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB575 million (US$84 million), partially offset by cash inflow of RMB5,784 million (US$840 million) from disposals of various investments and liquidation of certain short-term investments.

Employees

As of March 31, 2017, we had a total of 50,092 employees, compared to 46,819 as of December 31, 2016 and 36,446 as of March 31, 2016.  The number of employees as of March 31, 2017 increased by 13,646 from March 31, 2016, primarily due to the addition of approximately 12,000 employees from our newly acquired businesses, mainly Lazada and Youku Tudou.

FULL FISCAL YEAR 2017 OPERATIONAL AND FINANCIAL RESULTS*

	Year ended March 31,
	2016	2017
	RMB	RMB	US$(1)	YoY % Change

Annual GMV (in billions)	3,092	3,767	547	22%
Annual Mobile GMV (in billions)	2,003	2,981	433	49%
Annual Mobile GMV as a percentage of annual GMV	65%	79%

Revenue (in millions)	101,143	158,273	22,994	56%
Mobile Revenue (in millions)	50,337	90,731	13,182	80%
Mobile Revenue as a percentage of China Commerce Retail Revenue	63%	80%

Income from Operations (in millions)	29,102	48,055	6,981	65%
Adjusted EBITDA (in millions)(2)	52,340	74,456	10,817	42%
Adjusted EBITDA Margin(2)	52%	47%
Adjusted EBITA (in millions)(2)	48,570	69,172	10,049	42%
Adjusted EBITA Margin(2)	48%	44%

Net Income (in millions)	71,289	41,226	5,989	(42	)%(3)
Non-GAAP Net Income (in millions)(2)	42,791	57,871	8,408	35%

Diluted Earnings per Share/ADS (EPS)	27.89	16.97	2.47	(39	)%(3)
Non-GAAP Diluted EPS(2)	16.77	23.44	3.41	40%

*                 Our fiscal year ends on March 31 and references to fiscal years 2016 and 2017 are to the fiscal years ended March 31, 2016 and 2017, respectively.

(1)         This results announcement contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8832 to US$1.00, the exchange rate on March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this release are calculated based on the RMB amounts.

(2)         See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year decrease was primarily due to non-recurring disposal and revaluation gains of RMB43,337 million in fiscal year 2016, as discussed in detail in “Interest and investment income, net” below.

Revenue

Revenue in fiscal year 2017 was RMB158,273 million (US$22,994 million), an increase of 56% compared to RMB101,143 million in fiscal year 2016. The increase was mainly driven by the continued rapid growth of our China commerce retail business, Alibaba Cloud as well as the consolidation of newly acquired businesses, mainly Youku Tudou and Lazada. The following table sets forth a breakdown of our revenue for the periods indicated.

	Year ended March 31,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail	80,033	79%	114,109	16,578	72%	43%
China commerce wholesale	4,288	4%	5,679	825	4%	32%
International commerce retail	2,204	2%	7,336	1,066	5%	233%
International commerce wholesale	5,425	6%	6,001	872	4%	11%
Others	385	0%	755	109	0%	96%
Total core commerce	92,335	91%	133,880	19,450	85%	45%

Cloud computing	3,019	3%	6,663	968	4%	121%
Digital media and entertainment	3,972	4%	14,733	2,141	9%	271%
Innovation initiatives and others	1,817	2%	2,997	435	2%	65%
Total	101,143	100%	158,273	22,994	100%	56%

Core commerce segment

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in fiscal year 2017 was RMB114,109 million (US$16,578 million), or 72% of total revenue, an increase of 43% compared to RMB80,033 million in fiscal year 2016. The growth was primarily driven by the robust growth of online marketing service revenue, which grew 48% year-over-year, primarily driven by increases in the volume of clicks, reflecting our ability to deliver more relevant content to consumers through our improved data technology. This resulted in higher average spending on our marketing services by an increasing number of brands and merchants.  The growth of online marketing service revenue also reflected the full effect of online marketing inventory we added in May and September 2015.  Commission revenue as a percentage of China commerce retail revenue was 30% in fiscal year 2017.

Mobile revenue from the China commerce retail business in fiscal year 2017 was RMB90,731 million (US$13,182 million), or 80% of our China commerce retail revenue, an increase of 80% compared to RMB50,337 million in fiscal year 2016. The mobile monetization rate in fiscal year 2017 reached 3.04%, surpassing the non-mobile monetization rate, demonstrating the successful completion of our transition to mobile.

GMV — GMV transacted on our China retail marketplaces in fiscal year 2017 was RMB3,767 billion (US$547 billion), an increase of 22% compared to RMB3,092 billion in fiscal year 2016. GMV transacted on Taobao Marketplace in fiscal year 2017 was RMB2,202 billion (US$320 billion), an increase of 17% compared to fiscal year 2016. GMV transacted on Tmall in fiscal year 2017 was RMB1,565 billion (US$227 billion), an increase of 29% compared to fiscal year 2016. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in average annual spend per active buyer and an increase in the number of active buyers.

Mobile GMV transacted on our China retail marketplaces in fiscal year 2017 was RMB2,981 billion (US$433 billion), an increase of 49% compared to fiscal year 2016. Mobile GMV accounted for 79% of total GMV transacted on our China retail marketplaces this year, compared to 65% in fiscal year 2016.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in fiscal year 2017 was RMB5,679 million (US$825 million), an increase of 32% compared to RMB4,288 million in fiscal year 2016. The increase was due to an increase in average revenue from paying members and an increase in paying members.

•                  International commerce retail business

Revenue from our international commerce retail business in fiscal year 2017 was RMB7,336 million (US$1,066 million), an increase of 233% compared to RMB2,204 million in fiscal year 2016. The increase was primarily due to the consolidation of Lazada and an increase in revenue generated from AliExpress.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in fiscal year 2017 was RMB6,001 million (US$872 million), an increase of 11% compared to RMB5,425 million in fiscal year 2016. The increase was due primarily to growth in revenue generated by import/export related services and to a lesser extent to an increase in value added service revenue from China wholesale suppliers.

Cloud computing

Revenue from our cloud computing business in fiscal year 2017 was RMB6,663 million (US$968 million), an increase of 121% compared to RMB3,019 million in fiscal year 2016, primarily driven by an increase in the number of paying customers to 874,000, representing a year-over-year increase of 70%, and also to an increase in their usage of our cloud computing services including more complex offerings, such as our content delivery network and database services.

Digital media and entertainment

Revenue from our digital media and entertainment business in fiscal year 2017 was RMB14,733 million (US$2,141 million), an increase of 271% compared to RMB3,972 million in fiscal year 2016. The increase was primarily due to the consolidation of Youku Tudou, and also to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search, news feeds and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in fiscal year 2017 was RMB2,997 million (US$435 million), an increase of 65% compared to RMB1,817 million in fiscal year 2016, primarily due to an increase in revenue from YunOS and other new initiatives.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,					% of
	2016		2017			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	34,355	34%	59,483	8,642	38%	4%
Product development expenses	13,788	14%	17,060	2,479	11%	(3)%
Sales and marketing expenses	11,307	11%	16,314	2,370	10%	(1)%
General and administrative expenses	9,205	9%	12,239	1,778	8%	(1)%
Amortization of intangible assets	2,931	3%	5,122	744	3%	0%
Impairment of goodwill and intangible assets	455	0%	—	—	—	0%
Total costs and expenses	72,041	71%	110,218	16,013	70%	(1)%

Share-based compensation expense by function:
Cost of revenue	4,003	4%	3,893	566	2%	(2)%
Product development expenses	5,703	6%	5,712	830	4%	(2)%
Sales and marketing expenses	1,963	2%	1,772	257	1%	(1)%
General and administrative expenses	4,413	4%	4,618	671	3%	(1)%
Total share-based compensation expense	16,082	16%	15,995	2,324	10%	(6)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	30,352	30%	55,590	8,076	36%	6%
Product development expenses	8,085	8%	11,348	1,649	7%	(1)%
Sales and marketing expenses	9,344	9%	14,542	2,113	9%	0%
General and administrative expenses	4,792	5%	7,621	1,107	5%	0%
Amortization of intangible assets	2,931	3%	5,122	744	3%	0%
Impairment of goodwill and intangible assets	455	0%	—	—	—	0%
Total costs and expenses excluding share-based compensation expenses	55,959	55%	94,223	13,689	60%	5%

Cost of revenue — Cost of revenue in fiscal year 2017 was RMB59,483 million (US$8,642 million), or 38% of revenue, compared to RMB34,355 million, or 34% of revenue, in fiscal year 2016. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 30% in fiscal year 2016 to 36% in fiscal year 2017. This increase was due primarily to an increase in content acquisition costs of Youku Tudou, costs of inventory of Lazada and logistics costs paid to Cainiao Network relating to fulfillment services provided to Tmall Supermarket.

Product development expenses — Product development expenses in fiscal year 2017 were RMB17,060 million (US$2,479 million), or 11% of revenue, compared to RMB13,788 million, or 14% of revenue, in fiscal year 2016. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 8% in fiscal year 2016 to 7% in fiscal year 2017 due to operating leverage.

Sales and marketing expenses — Sales and marketing expenses in fiscal year 2017 were RMB16,314 million (US$2,370 million), or 10% of revenue, compared to RMB11,307 million, or 11% of revenue, in fiscal year 2016. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in both fiscal year 2016 and fiscal year 2017.

General and administrative expenses — General and administrative expenses in fiscal year 2017 were RMB12,239 million (US$1,778 million), or 8% of revenue, compared to RMB9,205 million, or 9% of revenue, in fiscal year 2016. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in fiscal year 2017 would have remained stable at 5% in both fiscal year 2016 and fiscal year 2017.

Share-based compensation expense —Share-based compensation expense included in the cost and expense items above in fiscal year 2017 was RMB15,995 million (US$2,324 million), compared to RMB16,082 million in fiscal year 2016. Share-based compensation expense as percentage of revenue decreased to 10% in fiscal year 2017 from 16% in fiscal year 2016. The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	9,596	10%	11,810	1,716	8%	23%
- Ant Financial employees and other consultants(1)	889	1%	1,277	186	1%	44%
Ant Financial share-based awards granted to our employees(1)	5,506	5%	2,188	318	1%	(60)%
Others	91	0%	720	104	0%	691%
Total share-based compensation expense	16,082	16%	15,995	2,324	10%	(1)%

(1) Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in fiscal year 2017 as compared to fiscal year 2016. This increase was primarily due to the general increase in the average fair market value of the awards granted.

The expense arising from Ant Financial’s share-based awards granted to our employees represented a non-cash charge that will not result in any economic cost or equity dilution to our shareholders. It is the view of our Chairman, Jack Ma, who controls Ant Financial, that the grant of Ant Financial equity awards to our employees will benefit Alibaba Group because of the strategic importance of Ant Financial as a payment service provider to us and our significant participation in the profits and value accretion of Ant Financial through our agreements with Ant Financial. The decrease in this year as compared to the previous year was a result of the revaluation of the fair value of Ant Financial shares in the previous year.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares and Ant Financial shares, as well as the quantity of awards we grant to our employees and consultants in the future. Due to the accounting treatment of Ant Financial share-based awards granted to our employees, if the fair value of Ant Financial equity continues to increase in the future, our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in fiscal year 2017 was RMB5,122 million (US$744 million), an increase of 75% from RMB2,931 million in fiscal year 2016. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments, including Youku Tudou and Lazada.

Income from operations

Income from operations in fiscal year 2017 was RMB48,055 million (US$6,981 million), or 30% of revenue, an increase of 65% compared to RMB29,102 million, or 29% of revenue, in fiscal year 2016.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 42% to RMB74,456 million (US$10,817 million) in fiscal year 2017, compared to RMB52,340 million in fiscal year 2016. Adjusted EBITDA margin decreased to 47% in fiscal year 2017 from 52% in fiscal year 2016. As we will continue to invest a portion of our free cash flow in new businesses and acquired businesses, and such newly developed and acquired businesses have a different cost structure and lower margin, we expect our margin will continue to be negatively impacted. A reconciliation of income from operations to adjusted EBITDA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. A reconciliation of income from operations to adjusted EBITA for each segment is included at the end of this results announcement.

	Year ended March 31,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	58,036	63%	82,432	11,976	62%
Cloud computing	(1,252)	(41)%	(476)	(69)	(7)%
Digital media and entertainment	(1,810)	(46)%	(6,542)	(951)	(44)%
Innovation initiatives and others	(3,467)	(191)%	(3,125)	(454)	(104)%

Core commerce segment — Adjusted EBITA increased by 42% to RMB82,432 million (US$11,976 million) in fiscal year 2017, compared to RMB58,036 million in fiscal year 2016. Adjusted EBITA margin decreased to 62% in fiscal year 2017 from 63% in fiscal year 2016, primarily due to the consolidation of Lazada and investment in Tmall Supermarket, partially offset by operating leverage.

Cloud computing segment — Adjusted EBITA in fiscal year 2017 was a loss of RMB476 million (US$69 million), compared to a loss of RMB1,252 million in fiscal year 2016. Adjusted EBITA margin improved to negative 7% in fiscal year 2017 from negative 41% in fiscal year 2016, primarily due to robust growth in revenue and economies of scale.

Digital media and entertainment segment — Adjusted EBITA in fiscal year 2017 was a loss of RMB6,542 million (US$951 million), compared to a loss of RMB1,810 million in fiscal year 2016. Adjusted EBITA margin improved to negative 44% in fiscal year 2017 from negative 46% in fiscal year 2016, primarily due to improved margins at UCWeb driven by the increase in revenue from mobile value-added services, partially offset by the consolidation of Youku Tudou.

Innovation initiatives and others segment — Adjusted EBITA in fiscal year 2017 was a loss of RMB3,125 million (US$454 million), compared to a loss of RMB3,467 million in fiscal year 2016. Adjusted EBITA margin improved to negative 104% in fiscal year 2017, compared to negative 191% in fiscal year 2016, primarily due to increase in revenue from new business initiatives.

Interest and investment income, net

Interest and investment income, net in fiscal year 2017 was RMB8,559 million (US$1,244 million), a significant decrease from RMB52,254 million in fiscal year 2016. Interest and investment income in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures, a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health, as well as gains arising from disposals of certain investments and businesses.

Interest expense

Interest expense in fiscal year 2017 was RMB2,671 million (US$388 million), an increase of 37% compared to RMB1,946 million in fiscal year 2016, primarily due to an increase in average debt outstanding reflecting primarily an additional US$4.0 billion five-year term loan facility drawn down in fiscal year 2017.

Other income, net

Other income, net in fiscal year 2017 was RMB6,086 million (US$884 million), an increase of 196% compared to RMB2,058 million in fiscal year 2016. The increase was primarily due to an increase in exchange gains and income recognized in respect of royalty fees and software technology services fees from Ant Financial, which was RMB2,086 million (US$303 million) in fiscal year 2017, compared to RMB1,122 million in fiscal year 2016.

Income tax expenses

Income tax expenses in fiscal year 2017 were RMB13,776 million (US$2,002 million), an increase of 63% compared to RMB8,449 million in fiscal year 2016. Our effective tax rate increased to 23% in fiscal year 2017 from 10% in fiscal year 2016. Profit before income tax in fiscal year 2016 included a deemed disposal gain of RMB24,734 million arising from the deconsolidation of Alibaba Pictures and a gain of RMB18,603 million from the revaluation of our previously held equity interest in Alibaba Health, which were non- taxable, leading to a lower effective tax rate in fiscal year 2016. Excluding share-based compensation expense, impairment of goodwill, intangible assets and investments, as well as other unrealized investment gain/loss, our effective tax rate would have been 18% in fiscal year 2017, compared to 15% in fiscal year 2016, primarily due to the consolidation of Youku Tudou and Lazada, which are both loss making.

Share of results of equity investees

Share of results of equity investees in fiscal year 2017 consisted of the following:

	Year ended March 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity investees:
- Koubei	(867)	(990)	(144)
- Youku Tudou(2)	(391)	—	—
- Cainiao Network	(295)	(1,056)	(153)
- Others	62	(838)	(122)
Impairment loss	—	(245)	(35)
Dilution gains (losses)	827	(336)	(49)
Others(1)	(1,066)	(1,562)	(227)
	(1,730)	(5,027)	(730)

(1)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expenses.

(2)         We began consolidating the results of Youku Tudou in the quarter ended June 30, 2016, and consequently, ceased to account for our investment in Youku Tudou as an equity method investee.

The share of results of equity investees in fiscal year 2017 was a loss of RMB5,027 million (US$730 million), as compared to a loss of RMB1,730 million in fiscal year 2016, primarily due to an increase in share of losses of Cainiao Network and other equity investees, as well as an accounting loss related to the dilution of our ownership interest in Weibo in fiscal year 2017, which resulted from Weibo’s issuance of share-based compensation, as compared to accounting gains related the dilution of our ownership interests in Cainiao Network and Evergrande FC, as these investees each raised capital at a higher valuation in fiscal year 2016.

Net income and Non-GAAP net income

As a result of the foregoing, our net income in fiscal year 2017 was RMB41,226 million (US$5,989 million), a decrease of 42% compared to RMB71,289 million in fiscal year 2016. Non-GAAP net income in fiscal year 2017 was RMB57,871 million (US$8,408 million), an increase of 35% compared to RMB42,791 million in fiscal year 2016. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2017 was RMB43,675 million (US$6,345 million), a decrease of 39% compared to RMB71,460 million in fiscal year 2016.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in fiscal year 2017 was RMB16.97 (US$2.47) on a weighted average of 2,573 million diluted shares outstanding during the year, a decrease of 39% compared to RMB27.89 on a weighted average of 2,562 million diluted shares outstanding in fiscal year 2016. Non-GAAP diluted EPS in fiscal year 2017 was RMB23.44 (US$3.41), an increase of 40% compared to RMB16.77 in fiscal year 2016. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of March 31, 2017, cash, cash equivalents and short-term investments were RMB146,747 million (US$21,319 million), compared to RMB111,518 million as of March 31, 2016. The increase in cash, cash equivalent and short-term investments in fiscal year 2017 was primarily due to free cash flow generated from operations and net cash proceeds from bank borrowings, offset by net cash used for investment and acquisition, including acquisitions of Youku Tudou and Lazada and investment in Suning.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2017 was RMB80,326 million (US$11,670 million), an increase of 41% compared to RMB56,836 million in fiscal year 2016. Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2017 was RMB68,790 million (US$9,994 million), compared to RMB51,279 million in fiscal year 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2017, net cash used in investing activities of RMB78,364 million (US$11,385 million) mainly included investment and acquisition activities of RMB77,552 million (US$11,267 million), primarily in media and entertainment, e-commerce and local services, as well as capital expenditures and intangible assets of RMB17,546 million (US$2,549 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB5,326 million (US$774 million), partially offset by cash inflow of RMB15,056 million (US$2,187 million) from disposals of various investments and liquidation of certain short-term investments.

SHARE REPURCHASE

In fiscal year 2017, we repurchased and canceled approximately 27 million of our shares, substantially all from SoftBank, for approximately US$2.0 billion. As of March 31, 2017, we had approximately 2.53 billion shares issued and outstanding.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 18, 2017.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 12468148

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 12468148).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on May 18, 2017.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs and expectations regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income (loss), net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, other income (loss), net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of the SME loan business (which we transferred to Ant Financial in February 2015) and others.  We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	24,184	38,579	5,605	101,143	158,273	22,994
Cost of revenue	(9,562)	(15,490)	(2,250)	(34,355)	(59,483)	(8,642)
Product development expenses	(3,573)	(4,518)	(657)	(13,788)	(17,060)	(2,479)
Sales and marketing expenses	(2,861)	(4,332)	(629)	(11,307)	(16,314)	(2,370)
General and administrative expenses	(2,333)	(3,394)	(493)	(9,205)	(12,239)	(1,778)
Amortization of intangible assets	(743)	(1,313)	(191)	(2,931)	(5,122)	(744)
Impairment of goodwill	—	—	—	(455)	—	—

Income from operations	5,112	9,532	1,385	29,102	48,055	6,981
Interest and investment income, net	3,778	6,553	952	52,254	8,559	1,244
Interest expense	(510)	(676)	(98)	(1,946)	(2,671)	(388)
Other income (loss), net	(529)	440	64	2,058	6,086	884

Income before income tax and share of results of equity investees	7,851	15,849	2,303	81,468	60,029	8,721
Income tax expenses	(1,825)	(4,553)	(662)	(8,449)	(13,776)	(2,002)
Share of results of equity investees	(712)	(1,444)	(210)	(1,730)	(5,027)	(730)

Net income	5,314	9,852	1,431	71,289	41,226	5,989
Net loss attributable to noncontrolling interests	51	795	116	171	2,449	356

Net income attributable to ordinary shareholders	5,365	10,647	1,547	71,460	43,675	6,345

Earnings per share attributable to ordinary shareholders
Basic	2.19	4.24	0.62	29.07	17.52	2.55
Diluted	2.11	4.12	0.60	27.89	16.97	2.47

Weighted average number of share used in calculating net income per ordinary share
Basic	2,448	2,513		2,458	2,493
Diluted	2,546	2,581		2,562	2,573

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	21,455	31,570	4,587	92,335	133,880	19,450
Cloud computing(2)	1,066	2,163	314	3,019	6,663	968
Digital media and entertainment(3)	1,174	3,927	571	3,972	14,733	2,141
Innovation initiatives and others(4)	489	919	133	1,817	2,997	435

Total	24,184	38,579	5,605	101,143	158,273	22,994

(1)    Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com and Lazada.com.

(2)    Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(3)    Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(4)    Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	10,733	16,500	2,397	51,153	74,180	10,777
Cloud computing	(607)	(505)	(73)	(2,605)	(1,681)	(244)
Digital media and entertainment	(838)	(2,586)	(376)	(4,112)	(9,882)	(1,436)
Innovation initiatives and others	(1,971)	(1,888)	(274)	(7,216)	(6,798)	(988)
Unallocated	(2,205)	(1,989)	(289)	(8,118)	(7,764)	(1,128)

Total	5,112	9,532	1,385	29,102	48,055	6,981

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	12,693	18,579	2,699	58,036	82,432	11,976
Cloud computing	(166)	(169)	(24)	(1,252)	(476)	(69)
Digital media and entertainment	(201)	(1,711)	(249)	(1,810)	(6,542)	(951)
Innovation initiatives and others	(1,025)	(682)	(99)	(3,467)	(3,125)	(454)
Unallocated	(893)	(866)	(126)	(2,937)	(3,117)	(453)

Total	10,408	15,151	2,201	48,570	69,172	10,049

The table below sets forth selected financial information of our operating segments for the year ended March 31, 2017:

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	133,880	6,663	14,733	2,997	—	158,273	22,994

Income (loss) from operations	74,180	(1,681)	(9,882)	(6,798)	(7,764)	48,055	6,981
Add: Share-based compensation expense	5,994	1,201	1,454	3,017	4,329	15,995	2,324
Add: Amortization of intangible assets	2,258	4	1,886	656	318	5,122	744

Adjusted EBITA	82,432	(476)	(6,542)	(3,125)	(3,117)	69,172	10,049
Adjusted EBITA margin	62%	(7)%	(44)%	(104)%		44%

	Year ended March 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	92,335	3,019	3,972	1,817	—	101,143

Income (loss) from operations	51,153	(2,605)	(4,112)	(7,216)	(8,118)	29,102
Add: Share-based compensation expense	6,224	1,349	981	3,092	4,436	16,082
Add: Amortization of intangible assets	659	4	1,321	657	290	2,931
Add: Impairment of goodwill	—	—	—	—	455	455

Adjusted EBITA	58,036	(1,252)	(1,810)	(3,467)	(2,937)	48,570
Adjusted EBITA margin	63%	(41)%	(46)%	(191)%		48%

(1)          Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2016	2017
	RMB	RMB	US$
	(note)
	(in millions)
Assets
Current assets:
Cash and cash equivalents	106,818	143,736	20,882
Short-term investments	4,700	3,011	437
Restricted cash and escrow receivables	1,346	2,655	386
Investment securities	4,178	4,054	589
Prepayments, receivables and other assets(1)	16,993	29,060	4,222
Total current assets	134,035	182,516	26,516

Investment securities	29,392	31,452	4,569
Prepayments, receivables and other assets(1)	5,837	8,051	1,169
Investment in equity investees	91,461	120,368	17,487
Property and equipment, net	13,629	20,206	2,936
Land use rights, net	2,876	4,691	682
Intangible assets, net	5,370	14,108	2,050
Goodwill	81,645	125,420	18,221
Total assets	364,245	506,812	73,630

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	4,304	5,948	864
Current portion of unsecured notes	—	8,949	1,300
Income tax payable	2,790	6,125	890
Escrow money payable	—	2,322	337
Accrued expenses, accounts payable and other liabilities	27,334	47,186	6,855
Merchant deposits	7,314	8,189	1,190
Deferred revenue and customer advances	10,297	15,052	2,187
Total current liabilities	52,039	93,771	13,623

Deferred revenue	418	641	93
Deferred tax liabilities	6,471	10,154	1,475
Non-current bank borrowings	1,871	30,959	4,498
Unsecured senior notes(1)	51,391	45,876	6,665
Other liabilities	2,166	1,290	188
Total liabilities	114,356	182,691	26,542

(1)                  Certain reclassifications in prepayments, receivables and other assets and unsecured senior notes as of March 31, 2016 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2017.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2016	2017
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—
Mezzanine equity	350	2,992	434
Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	132,206	164,585	23,911
Treasury shares at cost	—	(2,823)	(410)
Restructuring reserve	(888)	(624)	(91)
Subscription receivables	(172)	(63)	(9)
Statutory reserves	3,244	4,080	593
Accumulated other comprehensive income	3,844	5,085	738
Retained earnings	78,752	108,558	15,772

Total Alibaba Group Holding Limited shareholders’ equity	216,987	278,799	40,504
Noncontrolling interests	32,552	42,330	6,150

Total equity	249,539	321,129	46,654

Total liabilities, mezzanine equity and equity	364,245	506,812	73,630

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	5,082	10,746	1,561	56,836	80,326	11,670
Net cash used in investing activities	(7,393)	(3,035)	(441)	(42,831)	(78,364)	(11,385)
Net cash (used in) provided by financing activities	(990)	2,482	361	(15,846)	32,914	4,782
Effect of exchange rate changes on cash and cash equivalents	(182)	(446)	(65)	466	2,042	296

(Decrease) Increase in cash and cash equivalents	(3,483)	9,747	1,416	(1,375)	36,918	5,363
Cash and cash equivalents at beginning of period	110,301	133,989	19,466	108,193	106,818	15,519

Cash and cash equivalents at end of period	106,818	143,736	20,882	106,818	143,736	20,882

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	5,314	9,852	1,431	71,289	41,226	5,989
Less: Interest and investment income, net	(3,778)	(6,553)	(952)	(52,254)	(8,559)	(1,244)
Add: Interest expense	510	676	98	1,946	2,671	388
Less: Other income (loss), net	529	(440)	(64)	(2,058)	(6,086)	(884)
Add: Income tax expenses	1,825	4,553	662	8,449	13,776	2,002
Add: Share of results of equity investees	712	1,444	210	1,730	5,027	730
Income from operations	5,112	9,532	1,385	29,102	48,055	6,981
Add: Share-based compensation expense	4,553	4,306	625	16,082	15,995	2,324
Add: Amortization of intangible assets	743	1,313	191	2,931	5,122	744
Add: Impairment of goodwill	—	—	—	455	—	—
Adjusted EBITA	10,408	15,151	2,201	48,570	69,172	10,049
Add: Depreciation and amortization of property and equipment and land use rights	1,090	1,446	210	3,770	5,284	768
Adjusted EBITDA	11,498	16,597	2,411	52,340	74,456	10,817

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	5,314	9,852	1,431	71,289	41,226	5,989
Add: Share-based compensation expense	4,553	4,306	625	16,082	15,995	2,324
Add: Amortization of intangible assets	743	1,313	191	2,931	5,122	744
Add: Impairment of goodwill and investments	3	133	19	2,319	2,542	369
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(3,334)	(5,603)	(812)	(50,435)	(7,346)	(1,066)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	65	65	9	264	264	38
Adjusted for tax effects on non-GAAP adjustments(1)	212	374	54	341	68	10

Non-GAAP net income	7,556	10,440	1,517	42,791	57,871	8,408

(1)         Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.  Comparative figures were updated to conform to the current period presentation.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	5,365	10,647	1,547	71,460	43,675	6,345
Dilution effect on earnings arising from option plans operated by a subsidiary and equity investees	—	(5)	(1)	—	(11)	(2)
Net income attributable to ordinary shareholders — diluted	5,365	10,642	1,546	71,460	43,664	6,343
Add: Non-GAAP adjustments to net income(1)	2,242	588	86	(28,498)	16,645	2,419

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	7,607	11,230	1,632	42,962	60,309	8,762

Weighted average number of shares on a diluted basis	2,546	2,581		2,562	2,573
Diluted EPS(2)	2.11	4.12	0.60	27.89	16.97	2.47
Add: Non-GAAP adjustments to net income per share(3)	0.88	0.23	0.03	(11.12)	6.47	0.94

Non-GAAP diluted EPS(4)	2.99	4.35	0.63	16.77	23.44	3.41

(1)         See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)         Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)         Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)         Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	5,082	10,746	1,561	56,836	80,326	11,670
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(683)	(2,832)	(411)	(5,438)	(12,220)	(1,775)
Add: Changes in loan receivables, net and others	(11)	66	9	(119)	684	99

Free cash flow	4,388	7,980	1,159	51,279	68,790	9,994

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in millions)
Annual active buyers	367	386	407	423	434	439	443	454

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in millions)
Mobile MAUs	307	346	393	410	427	450	493	507

Revenue per active buyer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active buyer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	171	174	184	189	202	215	241	251

Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	76	87	108	123	140	151	166	179

(1)                                China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

(2)                                Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs for the last month of the same period.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA (CONTINUED)

GMV

The table below sets forth the GMV, mobile GMV, revenue, monetization rate, mobile revenue and mobile monetization rate in respect of our China retail marketplaces for the periods indicated:

	Year ended
	Mar 31, 2015	Mar 31, 2016	Mar 31, 2017
	(in billions of RMB, except percentages)
GMV
Taobao Marketplace GMV	1,597	1,877	2,202
Tmall GMV	847	1,215	1,565
Total GMV	2,444	3,092	3,767

Mobile GMV	994	2,003	2,981
as a percentage of GMV	41%	65%	79%

	(in millions of RMB, except percentages)
Revenue
China commerce retail revenue	59,732	80,033	114,109
Mobile revenue	17,840	50,337	90,731
as a percentage of China commerce retail revenue	30%	63%	80%

Monetization rate	2.44%	2.59%	3.03%
Mobile monetization rate	1.79%	2.51%	3.04%

Cloud computing paying customers

The table below sets forth the number of paying customers on cloud computing as of the respective dates indicated:

	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in thousands)
Paying customers	263	313	383	513	577	651	765	874